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                                                                    EXHIBIT 99.1

            PRELIMINARY PROXY MATERIALS FOR THE INFORMATION OF THE
                      SECURITIES AND EXCHANGE COMMISSION

                      INTIME SYSTEMS INTERNATIONAL, INC.
                         1601 FORUM PLACE, FIFTH FLOOR
                        WEST PALM BEACH, FLORIDA 33401

                                                                         , 1998

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders of InTime Systems International, Inc. ("InTime"), to be held at the offices of InTime, 1601 Forum Place, West Palm Beach, Florida, on Friday, June 26, 1998, at 5:00 p.m., local time. At this meeting, you will be asked to consider a proposal to approve the Agreement and Plan of Merger dated April 26, 1998 (the "Merger Agreement") between InTime and ARIS Corporation ("ARIS"), by which InTime will be merged with and into ARIS (the "Merger"). The attached Proxy Statement/Prospectus describes the proposed Merger and the Merger Agreement in detail and provides additional pertinent information about InTime and ARIS. YOU ARE URGED TO READ CAREFULLY THE FULL TEXT OF THE PROXY STATEMENT/PROSPECTUS AND ITS APPENDICES.

  If the Merger Agreement is approved by the stockholders of InTime, (i) InTime will merge with and into ARIS, and ARIS will be the surviving corporation; (ii) each outstanding share of InTime Class A Common Stock (the "InTime Common Stock") will be converted into the right to receive shares of ARIS Common Stock, without par value (the "ARIS Common Stock") based on a ratio (the "Exchange Ratio") currently equal to 0.266 shares of ARIS Common Stock for each share of InTime Common Stock; (iii) each outstanding InTime Class A Warrant to purchase one share of InTime Common Stock (an "InTime Warrant") will be converted into a warrant to purchase shares of ARIS Common Stock (an "ARIS Warrant") based on the Exchange Ratio; and (iv) each outstanding InTime option to purchase one share of InTime Common Stock (an "InTime Option") will be converted into an option to purchase shares of ARIS Common Stock (an "ARIS Option") based on the Exchange Ratio. ARIS will not exchange any of its securities for the units of InTime securities, as such, consisting of one share of InTime Common Stock and one InTime Warrant (the "Units"), but will instead treat separately each share of InTime Common Stock and each InTime Warrant comprising such Units in the manner described herein.

  The Exchange Ratio was determined initially by using a $33 million acquisition price for all of the InTime Common Stock, InTime Warrants and InTime Options, and then assigning relative values to each of them. The InTime Warrants and InTime Options were assigned a value of $5,367,375 and $3,462,737, respectively, based upon a market valuation with respect to the InTime Warrants and a Black Scholes financial analysis with respect to the InTime Options, leaving $24,169,888 as the portion of the acquisition price to be allocated to all of the InTime Common Stock. If the Pre-Closing 10-Day Average Price (as defined below) of ARIS Common Stock is $31.50, the total Merger consideration is reduced from $33 million to $30,078,121.

  In determining the price per share, the value of all of the InTime Common Stock was then divided by 2,626,815, the number of shares of InTime Common Stock outstanding, to arrive at a price per share for InTime Common Stock of $9.20. This figure was then divided by $34.56, the average closing price for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the 10 trading days immediately preceding the date the Merger Agreement was signed (the "Pre-Signing 10-Day Average Price"), to yield an exchange ratio of 0.266 shares of ARIS Common Stock for each share of InTime Common Stock. If the Pre-Closing 10-Day Average Price (as defined below) is $31.50 the price per share of InTime Common Stock will be $8.38.

  Pursuant to the Merger Agreement, the Exchange Ratio is subject to adjustment in the event that the average closing price for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the 10 trading days immediately preceding the Closing Date (the "Pre-Closing 10-Day Average Price") has dropped below $31.50, in which case the Exchange Ratio shall be adjusted to reflect the lower average closing price. Such lower average closing price would mean that the Exchange Ratio would increase above 0.266 shares of ARIS Common Stock in exchange for each share
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of InTime Common Stock. If such an adjustment in the Exchange Ratio occurs,
(1) each share of InTime Common Stock shall be converted into the right to receive a greater amount of ARIS Common Stock; (2) each outstanding InTime Warrant shall be converted into the right to receive a greater amount of ARIS Warrants at a lesser exercise price; and (3) each outstanding InTime Option shall be converted into the right to receive a greater amount of ARIS Options at a lesser exercise price. If the Pre-Closing 10-Day Average Price is $31.50, there will be no adjustment to the Exchange Ratio and InTime Stockholders will receive the lowest value of ARIS Common Stock. This value increases as the price of ARIS Common Stock increases. Unless the Pre-Closing 10-Day Average Price is less than $31.50 or at least $34.56, however, the value to InTime stockholders will be less than it was when the InTime Board of Directors voted to approve the Merger Agreement.

  The minimum number of shares of ARIS Common Stock, ARIS Warrants and ARIS Options to be received in the Merger in exchange for each share of InTime Common Stock, each InTime Warrant and each InTime Option, respectively, will be 0.266 shares of ARIS Common Stock, or an ARIS Warrant or ARIS Option to purchase 0.266 shares of ARIS Common Stock, as the case may be. There is no maximum number of shares of ARIS Common Stock, ARIS Warrants or ARIS Options that may be issued in connection with the Merger. The proposed Merger is contingent upon, among other things, approval by the stockholders of InTime. The proposed Merger will be consummated as soon as practicable after such approval is obtained and the other conditions to the Merger are satisfied or waived. ARIS and InTime anticipate that the Merger will become effective on June 30, 1998. Thus, THE ACTUAL EXCHANGE RATIO WILL NOT BE DETERMINABLE UNTIL AFTER THE INTIME STOCKHOLDERS HAVE VOTED ON THE MERGER.

  On April 27, 1998, the date that the Merger was announced, the Exchange Ratio-derived price of $9.20 per share of InTime Common Stock represented a premium to InTime stockholders of approximately $1.39 per share over the closing price (as reported on the Nasdaq Small Cap Market) of $7.81 per share. On May 21, 1998, assuming that the Exchange Ratio had been adjusted to reflect a price per share of ARIS Common Stock of $30.00 (thereby increasing the number of shares of ARIS Common Stock to be issued), the Exchange Ratio-derived price of $9.21 per share of InTime Common Stock represented a premium to InTime stockholders of approximately $2.21 per share over the closing price (as reported by Nasdaq) of $7.00 per share.

  InTime has retained the investment banking firm of Raymond James & Associates, Inc. ("Raymond James") as its financial advisor in connection with the Merger. Raymond James has rendered its opinion, a copy of which is attached as Appendix C to the Proxy Statement/Prospectus, that as of the date of its opinion and based upon the matters described therein, the consideration to be given to the InTime stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of InTime. THE BOARD OF DIRECTORS OF INTIME HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE PROPOSED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, INTIME AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

  It is important that you vote your shares by completing, dating and returning the accompanying proxy card, whether or not you plan to attend the Special Meeting. Please sign, date and return the accompanying proxy card in the enclosed postage-paid envelope.

                                          Sincerely,

                                          William E. Berry
                                          Chairman of the Board,
                                          Chief Executive Officer and
                                           President

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